COMPENSATION AGREEMENT

This COMPENSATION AGREEMENT is made and entered into as of the 8th day of November, 2006 (this "Agreement") by and among USI Holdings Corporation, a Delaware corporation (the "Company"), Ronald E. Frieden, William L. Atwell, Thomas A. Hayes and Robert F. Wright (each, a "Director" and together, the "Directors").

WHEREAS, the Board of Directors of the Company (the "Board"), at a meeting held on June 28, 2006, appointed the Directors as members of a Special Committee of the Board (the "Special Committee") for the purpose of considering and making recommendations to the Board with respect to a proposal from a private equity firm to acquire the Company and any other transaction or alternative that the Special Committee deems appropriate to consider;

WHEREAS, in order to induce the Directors to serve as the members of the Special Committee and to accept the additional duties, responsibilities and burdens of such service, the Company wishes to provide them with the compensation arrangements set forth herein; and

WHEREAS, the Directors are willing to serve and continue to serve as the members of the Special Committee on the terms set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto do hereby agree as follows:

Section 1.   Service on the Special Committee. Each Director hereby agrees to serve as a member of the Special Committee on the terms provided for herein so long as such appointment by the Board shall remain in effect. Each Director may, however, resign from such position at any time and for any reason and the Special Committee may dissolve by recommending such dissolution to the Board.

Section 2.   Compensation and Expense Reimbursement. In return for his services as a member of the Special Committee, each Director shall be entitled to receive from the Company an annual fee of Fifty Thousand Dollars ($50,000), plus One Thousand Five Hundred Dollars ($1,500) for each meeting of the Special Committee (or any subcommittee of the Special Committee); provided that the Chairman of the Special Committee shall receive an additional annual fee of Twenty Five Thousand Dollars ($25,000). In addition, each Director shall be reimbursed by the Company for his reasonable out-of-pocket travel and other expenses incurred in connection with his service on the Special Committee, in a manner consistent with the Company's reimbursement of expenses for members of its Board of Directors.

Section 3.   Enforcement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof.

Section 4.   Severability.   If any provision or provisions of this Agreement shall be held by a court of competent jurisdiction to be invalid, void, illegal or otherwise unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including each portion of any section of this Agreement containing any such provision held to be invalid, illegal, void or otherwise unenforceable, that is not itself invalid, illegal, void or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; and (b) to the fullest extent possible, the provisions of this Agreement (including each portion of any section of this Agreement containing any such provision held to be invalid, illegal, void or otherwise unenforceable, that is not itself invalid, illegal, void or unenforceable) shall be construed so as to give effect to the intent manifested thereby.

Section 5.   Modification and Waiver. No supplement, modification, termination or amendment of this Agreement shall be binding unless executed in writing by the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

Section 6.   Successors. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), assigns, spouses, heirs, executors and personal and legal representatives.

Section 7.   Notices.   All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered by hand or facsimile, and receipted for by the party to whom said notice or other communication shall have been directed, (b) on the first business day following the date on which it is mailed if delivered by a recognized next-day courier service or (c) on the third business day following the date on which it is mailed if mailed by certified or registered mail with postage prepaid:

(i)   If to the Directors, pursuant to Schedule A hereto.

(ii)   If to the Company, to:

USI Holdings Corporation
555 Pleasantville Road
Suite 160 South
Briarcliff Manor, NY 10510
Attn: Ernest Newborn

or to such other address as may have been furnished to the Directors by the Company or to the Company by a Director, as the case may be.

Section 8.   Identical Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.

Section 9.   Headings.   The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

Section 10.   Governing Law.   This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without giving effect to the principles of conflicts of laws.

Section 11.   Construction.

(a)   Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

(b)   The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

USI HOLDINGS CORPORATION

By: /s/ David L. Eslick
     Name: David L. Eslick
     Title: Chairman, President and CEO

/s/ Ronald E. Frieden
Ronald E. Frieden

/s/ William L. Atwell
William L. Atwell

/s/ Thomas A. Hayes
Thomas A. Hayes

/s/ Robert F. Wright
Robert F. Wright

Schedule A

If to Ronald E. Frieden (Chairman of the Special Committee):
Ronald E. Frieden
6252 Cherbourg Drive
Indianapolis, IN 46220
Facsimile: 317-251-5437

If to William L. Atwell:
William L. Atwell
Atwell Associates, LLC
25 Beekman Place
New York, NY 10022
Facsimile: 212-688-4263

If to Thomas A. Hayes:
Thomas A. Hayes, Esq.
Keating, Muething & Klekamp, PLL
1400 Provident Tower
One East Fourth Street
Cincinnati, OH 45202
Facsimile: (513) 579-6457

If to Robert F. Wright:
Robert F. Wright
Robert F. Wright Assoc. Inc.
57 West 57th Street, Suite 704
New York, NY 10019
Facsimile: 212-829-8506

WITH A COPY OF EACH NOTICE SENT TO ANY DIRECTOR TO:

Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019
Facsimile: 212-259-6333
Attention: Morton A. Pierce, Esq.
            Michael J. Aiello, Esq.